Exhibit 16.1

July 11, 2019

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated July 11, 2019, of Novus Therapeutics, Inc. and are in agreement with the statements contained on page 2 in the paragraphs 1, 2, 3, and 4, therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

A member firm of Ernst & Young Global Limited